SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
webMethods, Inc.
(Name of Subject Company)
webMethods, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108
(Common Stock)
(CUSIP Number of Class of Securities)

David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster LLP
1650 Tysons Blvd, Suite 400
McLean, Virginia 22102
(703) 760-7700
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment
Item 8 of the Schedule 14D-9 filed by webMethods, Inc. on April 18, 2007, is hereby amended by adding the following paragraph after the third paragraph of the subsection entitled “Antitrust — Exon-Florio; CFIUS.”
      “On May 23, 2007, CFIUS concluded its review process and notified Software AG and webMethods that it had determined that there are no issues of national security sufficient to warrant investigation or block the proposed transaction.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 24, 2007.

By:	/s/ David Mitchell
	Name:	David Mitchell
	Title:	President and CEO